August 14, 2006

MAIL STOP 3561

via facsimile and U.S. mail

Matthew L. Schissler, Chief Executive Officer
Cord Blood America, Inc.
9000 West Sunset Boulevard, Suite 400
West Hollywood CA 90069

**Re: Cord Blood America, Inc.
          Form SB-2, Amendment 1 filed July 14, 2006
          File No. 333-131819**

Dear Mr. Schissler:

        We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

Matthew L. Schissler, Chief Executive Officer
Cord Blood America, Inc.
August 14, 2006
Page 2

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Susann Reilly at (202) 551-3236 if you have questions.

                    Sincerely,

                    John D. Reynolds
                    Assistant Director
                    Office of Emerging Growth Companies

cc: Clayton E. Parker, Esq.
 Christopher K. Davies, Esq.
 Kirkpatrick & Lockhart Nicholson Graham LLP
 By FAX (305) 358-7095